Exhibit 99.1

NIP Group Reports Unaudited Financial Results for the First Half of 2025

Positioned for Adjusted EBITDA Profitability in the Second Half of 2025

Strategic Digital Infrastructure Expansion Accelerates Diversified Growth, Targeting 11.3 EH/s Upon Full Deployment by 2026

ABU DHABI, United Arab Emirates, Dec. 2, 2025 – NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced its unaudited financial results for the first half of 2025. The period marked a pivotal stage in the Company’s transformation, as it realigned and optimized its entertainment portfolio while launching a second growth engine in mining and digital infrastructure, positioning NIP Group for adjusted EBITDA profitability in the second half of 2025  and laying a stronger foundation for sustainable long-term growth.

First Half of 2025 Financial Highlights

●	Total net revenues for the first half of 2025 increased by 55.5% year-over-year to US$61.2 million, driven by a 110.6% year-over-year increase from talent management services and a 30.1% year-over-year increase in event production, reflecting the success of the Company’s ongoing diversification strategy. The first-half results did not include contributions from mining and digital assets operations, which commenced in the second half of 2025.
●	Net loss for the first half of 2025 was US$136.3 million, compared with US$4.7 million in the same period of 2024, primarily due to non -cash goodwill and intangible asset impairments totaling US$125.9 million associated with Ninjas in Pyjamas’ market value adjustments.
●	Adjusted EBITDA for the first half of 2025, which excludes interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expenses, and goodwill and intangible asset impairment, was negative US$7.1 million, compared with negative US$2.6 million in the same period of 2024.

Strategic and Operational Highlights

Expansion into Digital Infrastructure

NIP Group established its Mining and Digital Assets Division in the second half of 2025, marking its official entry into the digital infrastructure and Bitcoin mining sector. The division embodies the Company’s second growth engine, complementing its entertainment portfolio with a scalable source of recurring revenue that also supports the computing power required for NIP Group’s next-generation entertainment ecosystem.

In September 2025, the Company completed the acquisition of its first tranche of mining assets (“Tranche 1”), bringing 3.11 exahash per second (EH/s) of installed hash rate online. Building on that success, NIP Group announced a second asset-purchase agreement (“Tranche 2”) to significantly expand its total mining capacity. As consideration for both acquisitions, the Company issued a certain number of its Class A ordinary shares to the sellers. The Company expects to close Tranche 2 in December 2025.  Once both tranches are fully deployed, total installed mining capacity will reach 11.3 EH/s, positioning NIP Group among the top  listed Bitcoin miners globally and the largest  in the Middle East.

Based on current Bitcoin network conditions and utilization assumptions, the combined capacity is expected to yield approximately 150 1 Bitcoin per month at full scale, subject to the global network hash rate. This provides meaningful cash-flow visibility and establishes mining as a strong, complementary revenue stream within NIP Group’s diversified portfolio.

To lead this division, NIP Group appointed Carl Agren as Chief Operating Officer of Mining and Digital Assets. Mr. Agren brings extensive experience in blockchain infrastructure and AI computing. He previously served as CEO of Phoenix Technology, one of the world’s leading blockchain infrastructure operators, and co-founded G42 Cloud (now Core42), the largest AI and cloud-computing company in the Middle East. He will be based in Abu Dhabi, operating from NIP Group’s regional headquarters under the Abu Dhabi Investment Office (ADIO) partnership framework.

1 The estimated monthly Bitcoin production is based on current network conditions, including assumptions regarding NIP Group’s average operating hash rate, network hash rate, mining difficulty, and block rewards. Actual results may vary depending on future changes in these factors.

Entertainment Portfolio Development

In entertainment, NIP Group advanced its diversification strategy, with talent management revenues growing 110.6% year-over-year, driven by expansion in online advertising and promotion services. Event production revenues rose 30.1% year-over-year, reflecting the expansion of its live entertainment footprint with the launch of NIP Culture & Entertainment (Beijing) joint venture and its debut event, the Qianfan Music Season: Wonderland Festival, which drew more than 70,000 attendees, underscoring NIP Group’s ability to scale large-format live events.

Meanwhile, esports revenues were temporarily impacted by softer sponsorships and the timing of league confirmation. Revenue associated with league confirmation is expected to be recognized in the second half of 2025. NIP Group’s esports sponsorship pipeline has also shown early signs of improvement, providing a healthier foundation for future growth.

The Company implemented cost optimization measures across teams, streamlined operations, and rebuilt its Western esports structure, positioning NIP Group for stronger performance going forward.

Sustainability and Governance

The Company published its inaugural Sustainability Report, highlighting progress in governance, workforce diversity and community engagement. Women represent 47.8% of NIP Group’s global workforce, and employees completed over 5,500 hours of professional training in 2024. In November 2025, the Company also adopted its 2025 Share Incentive  Plan to enhance retention and better align employee incentives with shareholder interests.

Management Commentary

Mario Ho, Chairman and Co-CEO of NIP Group, commented, “The first half of 2025 was a period of recalibration, rebuilding and disciplined execution for NIP Group. We strengthened our legacy entertainment businesses to improve efficiency and revenue quality, while building our second growth engine in mining and digital infrastructure. We saw strong growth in talent management and continued expansion in event production. In esports, we expect league revenue to be recognized   in the second half of the year and our sponsorship pipeline is improving, which provides a healthier foundation for future growth.”

Hicham Chahine, Co-CEO of NIP Group, stated, “The establishment of our Mining and Digital Assets Division introduces a new recurring cash flow stream and supports our long-term strategy of building a resilient, diverse ecosystem at the intersection of gaming, entertainment, and next-generation computing. As the first gaming entertainment company to establish a significant digital assets infrastructure presence, our dual-engine strategy uniquely positions NIP Group for scalable growth in the high-demand crypto and AI sectors. We successfully launched our Bitcoin mining operations in September with the acquisition of on-rack mining machines totaling 3.11 EH/s of capacity. With the recently announced second asset-purchase agreement, our total installed capacity will be approximately 11.3 EH/s. At full deployment, this capacity is expected to generate approximately 150  Bitcoins per month , positioning NIP Group among the top public Bitcoin miners globally  and the largest in the Middle East. Our immediate priorities are disciplined execution and ramp-up, and we expect to begin seeing the positive financial impact of this division in the coming quarters.”

Ben Li, CFO of NIP Group, added, “Our financial results for the first half of 2025 reflect meaningful top-line expansion, with total revenues increasing by 55.5% year-over-year to US$61.2 million, supported by growth in talent management and event production, underscoring the effectiveness of our diversification strategy. During the period, we recorded non-cash goodwill and intangible asset impairments totaling US$125.9 million, reflecting a prudent reassessment of historical valuations with no impact on operations or cash flow. With the launch of our Mining and Digital Assets Division, we are establishing new recurring revenue streams that will enhance profitability over time. Backed by a solid cash position and continued financial discipline, we remain focused on executing our strategy and achieving adjusted EBITDA profitability in the second half of 2025.”

First Half of 2025 Financial Results

Total net revenues

Total net revenues were US$61.2 million for the first half of 2025, a year-over-year increase of 55.5% from US$39.3 million in the same period of 2024.

The following table sets forth a breakdown of the Company’s net revenues by business segments   for the period indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(US$ in thousands, except for %)
Net revenues:
Esports teams operation	8,781	22.3	3,762	6.2
Talent management service	21,901	55.7	46,133	75.4
Event production	8,662	22.0	11,268	18.4
Total	39,344	100.0	61,163	100.0

●	Esports teams operation. Net revenues from esports teams operation during the first half of 2025 were US$3.8 million, representing a change of 57.2% from US$8.8 million in the same period of 2024. The decline was primarily due to fewer sponsors and the absence of league revenue share recognition in the first half of 2025 due to a timing change compared with the same period of 2024, as the league only confirms revenue share on a full-year basis in 2025. The related league revenue share is expected to be recognized in the second half of 2025 upon annual confirmation.
●	Talent management service. Net revenues from talent management services grew by 110.6% to US$46.1 million in the first half of 2025, from US$21.9 million in the same period of 2024. The increase was driven by the strategic shift within the Company’s talent management service operations to expand its online advertising and promotion services.
●	Event production. Net revenues from event production increased by 30.1% to US$11.3 million in the first half of 2025, from US$8.7 million in the same period of 2024. The growth was attributed to the Company’s expansion of its live entertainment business, particularly the launch of large-scale music festivals.

Cost of revenues

Cost of revenues for the first half of 2025 was US$62.4 million, compared to US$37.0 million in the same period of 2024.

The following table sets forth a breakdown of the Company’s cost of revenues by business segments for the periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	US$	%	US$	%
	(US$ in thousands, except for %)
Cost of revenues:
Esports teams operation	6,019	16.3	5,525	8.8
Talent management service	23,204	62.7	46,649	74.8
Event production	7,757	21.0	10,226	16.4
Total	36,980	100.0	62,400	100.0

●	Esports teams operation. Cost of revenues from esports teams operation for the first half of 2025 decreased by 8.2% to US$5.5 million, from US$6.0 million in the same period of 2024. The decline was primarily attributable to roster adjustments for the Company’s League of Legends Pro League (LPL) teams under a more disciplined spending strategy, which resulted in a reduction in player salaries.
●	Talent management service. Cost of revenues from talent management service for the first half of 2025 increased by 101.0% to US$46.6 million, from US$23.2 million in the same period of 2024. The increase was mainly due to higher costs for online advertising and promotion services, generally in line with revenue growth.
●	Event production. Cost of revenues from event production for the first half of 2025 increased by 31.8% to US$10.2 million from US$7.8 million in the same period of 2024, slightly higher than the segment’s revenue growth.

Gross profit

Gross loss for the first half of 2025 was US$1.2 million, compared with gross profit of US$2.4 million in the same period of 2024. Gross margin for the first half of 2025 was negative 2.0%, compared with 6.0% in the same period of 2024. The decrease in gross profit margin was mainly attributable to the decline in esports teams operation revenues.

●	Esports teams operation. Gross loss from esports teams was US$1.8 million in the first half of 2025, compared with gross profit of US$2.8 million in the same period of 2024. Gross margin decreased to negative 46.9% in the first half of 2025 from 31.5% in the same period of 2024, primarily due to a decrease in high-margin sponsorships revenues and the absence of league revenue share recognition during the period.
●	Talent management service. Gross loss from talent management service narrowed to US$0.5 million in the first half of 2025 from gross loss of US$1.3 million in the same period of 2024. Gross margin improved to negative 1.1% in the first half of 2025, from negative 5.9% in the same period of 2024, primarily reflecting a change in revenue mix from the Company’s strategic shift to reduce the proportion of lower-margin online live-streaming services.
●	Event production. Gross profit from event production increased to US$1.0 million in the first half of 2025, from US$0.9 million in the same period of 2024. The gross profit margin decreased slightly to 9.2% in the first half of 2025 from 10.5% in the same period of 2024.

Selling and Marketing Expenses

Selling and marketing expenses for the first half of 2025 were US$3.1 million, representing an increase of 10.8% from US$2.8 million in the same period of 2024. The increase was mainly attributable to increased marketing and promotion expenses for the talent management business.

General and Administrative Expenses

General and administrative expenses for the first half of 2025 increased by 92.1% to US$9.0 million, from US$4.7 million in the same period of 2024. The increase was primarily due to the reinstatement of certain management salaries, higher share-based compensation expenses, and increased professional service fees related to post-listing matters.

Goodwill and Intangible Asset Impairment

The Company recorded non-cash goodwill impairment of US$106.3 million and intangible asset impairment of US$19.5 million in the first half of 2025, primarily associated with the Ninjas in Pyjamas brand. The impairments were recognized following an assessment that reflected Ninjas in Pyjamas’ weaker-than-expected performance and a decline in the recoverable amount of its business compared with the assumptions applied at the time of acquisition.

Other loss for the first half of 2025 was US$0.1 million, compared with other loss of US$0.5 million in the same period of 2024. The decrease was primarily due to higher government subsidies in 2025.

Net loss for the first half of 2025 was US$136.3 million, compared with US$4.7 million in the same period of 2024.

Adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expenses, and goodwill and intangible asset impairment, was negative US$7.1 million for the first half of 2025, compared with negative US$2.6 million in the same period of 2024.

Cash and cash equivalents

As of June 30, 2025, the Company had cash and cash equivalents of US$10.2 million, compared with US$9.6 million as of December 31, 2024.

Outlook

NIP Group enters the second half of 2025 with enhanced visibility across both entertainment and digital infrastructure operations. The Company expects improvement in revenue and profitability in the second half of 2025 supported by efficiency gains in its entertainment division, ramp-up of its mining capacity and incentive frameworks in Abu Dhabi.

For the second half of 2025, the Company expects to achieve adjusted EBITDA profitability. This outlook reflects the Company’s current estimates based on market trends and overall business operations and is subject to change.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization, share-based compensation expense and goodwill and intangible asset impairment. This non-GAAP financial measure is presented to enhance investors’ overall understanding of financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics prepared in accordance with GAAP.

The following table sets forth a breakdown of non-GAAP financial measures of the Company for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(US$ in thousands, except for %)
Net loss	(4,666)	(136,324)
Add:
Interest expense, net	340	686
Income tax (benefit) expense	(931)	(2,987)
Depreciation and amortization(1)	2,698	3,270
Share-based compensation expense	-	2,427
Goodwill and intangible asset impairment	-	125,858
Adjusted EBITDA	(2,559)	(7,070)
Adjusted EBITDA margin(2)	(6.5)	(11.6)

Notes:

(1) Primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets

(2) Adjusted EBITDA as a percentage of revenues.

Exchange Rate Information

The functional currency of the Company’s PRC subsidiaries is RMB, which is the local currency used by the subsidiaries to determine financial position and operational results. The functional currency of Ninjas in Pyjamas is SEK, which is the local currency used by the subsidiary to determine financial position and operational results. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations     denominated in functional currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.     Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains or losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates published by the Federal Reserve Board that were used in unaudited condensed consolidated financial statements:

	As of
	December 31, 2024	June 30, 2025
Balance sheet items, except for equity accounts
RMB against $	7.2993	7.1636
SEK against $	11.0676	9.4881

	For the Six Months Ended June 30,
	2024	2025
Items in the statements of operation and comprehensive loss
RMB against $	7.2150	7.2526
SEK against $	10.5473	10.1567

Conference Call

The Company’s management team will hold a conference call at 9:00 a.m. U.S. Eastern Time on Tuesday, December 2, 2025 (6:00 p.m. Abu Dhabi Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	NIP Group Inc. First Half 2025 Earnings Call
Registration Link:	https://register-conf.media-server.com/register/BI5f1d9f847ec14d1898b2559733bb1c49

All participants must use the link provided above to complete the online registration process prior to the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.nipg.com/.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All statements that are not historical or current facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of NIP Group’s management and are not predictions of actual performance.

NIP Group cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. There may be additional risks that NIP Group does not presently know or that NIP Group currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of NIP Group as of the date of this press release. Subsequent events and developments may cause those views to change. However, while NIP Group may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of NIP Group as of any date subsequent to the date of this press release. Except as may be required by law, NIP Group does not undertake any duty to update these forward-looking statements.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2024	June 30, 2025

ASSETS
Current assets:
Cash and cash equivalents	$9,559,298	$10,212,644
Short-term investments	2,995,607	3,035,387
Accounts receivable, net	28,379,548	28,627,929
Advance to suppliers	1,066,329	3,336,877
Amounts due from related parties	896,177	733,068
Prepaid expenses and other current assets, net	1,518,143	2,945,921
Total current assets	44,415,102	48,891,826
Non-current assets:
Property and equipment, net	3,043,272	2,862,184
Intangible assets, net	127,981,521	117,958,928
Right-of-use assets	1,965,772	1,663,757
Goodwill	131,909,760	43,121,508
Deferred tax assets	2,088,820	587,672
Other non-current assets	1,162,119	2,376,895
Total non-current assets	268,151,264	168,570,944
Total assets	$312,566,366	$217,462,770

LIABILITIES
Current liabilities:
Short-term borrowings	$10,550,327	$15,997,331
Long-term borrowing, current portion	273,998	3,620,908
Accounts payable	19,070,470	19,729,880
Payable related to league tournaments rights, current	732,236	782,666
Accrued expenses and other liabilities	6,527,390	9,506,759
Deferred revenue	1,038,307	1,456,885
Operating lease liabilities, current	768,955	638,444
Amount due to related parties, current	1,372,808	1,838,513
Total current liabilities	40,334,491	53,571,386
Non-current liabilities:
Long-term borrowing, non-current	3,376,519	1,032,861
Amount due to related party, non-current	131,017	-
Payable related to league tournaments rights, non-current	1,546,701	1,588,727
Operating lease liabilities, non-current	1,093,079	962,597
Deferred tax liabilities	23,661,207	21,513,134
Long-term Accounts payable	-	2,093,919
Total non-current liabilities:	29,808,523	27,191,238
Total liabilities	$70,143,014	$80,762,624

NIP GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2024	June 30, 2025

Commitments and contingencies

MEZZANINE EQUITY
Redeemable non-controlling interests	2,958,555	2,660,247
Total mezzanine equity	$2,958,555	$2,660,247

EQUITY:
Class A Ordinary Shares (US$0.0001 par value; 461,995,682 and 461,995,682 shares authorized as of December 31, 2024 and June 30, 2025, respectively, 75,392,253 and 78,729,929 issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	7,539	7,873
Class B Ordinary Shares(US$0.0001 par value; 38,004,318 and 38,004,318 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	3,800	3,800
Subscription receivable	(3,808)	(4,142)
Additional paid-in capital	373,890,499	376,317,052
Statutory reserve	72,420	72,420
Accumulated deficit	(128,921,657)	(264,919,552)
Accumulated other comprehensive income (loss)	(10,522,210)	16,819,110
Total equity attributable to the shareholders of NIP Group Inc.	234,526,583	128,296,561
Non-controlling interests	4,938,214	5,743,338
Total equity	239,464,797	134,039,899
Total liabilities, mezzanine equity and equity	$312,566,366	$217,462,770

NIP GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2024	2025

Net revenue - third parties	$38,892,846	$61,055,171
Net revenue - related parties	451,626	108,019
Total net revenue	39,344,472	61,163,190
Cost of revenue - third parties	(36,816,220)	(62,399,604)
Cost of revenue - related parties	(164,238)	-
Total cost of revenue	(36,980,458)	(62,399,604)
Gross profit	2,364,014	(1,236,414)

Operating expenses:
Selling and marketing expenses	(2,790,316)	(3,091,081)
General and administrative expenses	(4,684,201)	(8,998,050)
Impairment of goodwill	-	(106,349,111)
Impairment of intangible assets	-	(19,508,648)
Total operating expenses	(7,474,517)	(137,946,890)

Operating loss	(5,110,503)	(139,183,304)

Other income (expense):
Other (expense) income, net	(145,598)	559,021
Interest expense, net	(340,486)	(685,819)
Total other expense, net	(486,084)	(126,798)

Loss before income tax expenses	(5,596,587)	(139,310,102)
Income tax benefits	931,032	2,987,381
Net loss	(4,665,555)	(136,322,721)
Net loss attributable to non-controlling interest	(18,925)	(324,826)
Net loss attributable to NIP Group Inc.	(4,646,630)	(135,997,895)
Preferred shares redemption value accretion	(35,930,980)	-
Net loss attributable to NIP Group Inc.’s shareholders	(40,577,610)	(135,997,895)

Other comprehensive income (loss):
Foreign currency translation income attributable to non-controlling interest, net of nil tax	135	1,628
Foreign currency translation loss attributable to ordinary shareholders, net of nil tax	(8,229,041)	(15,947,580)
Total comprehensive loss	$(12,894,461)	$(152,268,673)
Total comprehensive loss attributable to non-controlling interest	(18,790)	(323,198)
Total comprehensive loss attributable to NIP Group Inc.	(12,875,671)	(151,945,475)

Net loss per ordinary share
Basic and Diluted	(1.04)	(2.40)

Weighted average number of ordinary shares outstanding
Basic and Diluted	38,888,512	56,572,425